



04014351

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

NOV 2 6 2004

213

SEC FILE NUMBER

8- 28508

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 10/1/2003 _____ AND ENDING _____ 9/30/2004 _____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~TO~~

THE BUCKINGHAM RESEARCH GROUP INC.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

750 THIRD AVENUE
(No. and Street)

NEW YORK	N.Y.	10017
(City)	(State)	(Zip Code)

OFFICIAL USE ONLY

FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID B. KEIDAN   212-922-5500
                                          (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GLASSER & HAIMS, CPA, P.C.
(Name — if individual, state last, first, middle name)

99 W. HAWTHORNE AVE., VALLEY STREAM	N.Y.	11580
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
    [X] Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 0 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)



OATH OR AFFIRMATION

I, _____DAVID B. KEIDAN_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____THE BUCKINGHAM RESEARCH GROUP, INC._____, as of _____SEPTEMBER 30_____, 19 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

JENNIFER LEIGH ZABIEREK
Notary Public, State of New York
No. 01ZA6095197
Qualified in Kings County
Commission Expires July 07, 2007

_____
Notary Public   11/18/04

_____
Signature

PRESIDENT
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

--oOo--

F I N A N C I A L S T A T E M E N T S

OF

THE BUCKINGHAM RESEARCH GROUP, INC.

SEPTEMBER 30, 2004

--oOo--

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS

GLASSER & HAIMS, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE

ALVIN M. GLASSER, C.P.A.   (516) 568-2700
IRWIN M. HAIMS, C.P.A.   TELECOPIER
                                                       (516) 568-2911
November 8, 2004

THE BUCKINGHAM RESEARCH GROUP, INC.
750 Third Avenue
New York, New York 10017

Dear Sirs:

In planning and performing our audit of the financial statements of THE
BUCKINGHAM RESEARCH GROUP, INC. for the year ended September 30, 2004, we
considered its internal control structure, including procedures for
safeguarding securities, in order to determine our auditing procedures for
the purpose of expressing our opinion on the financial statements and not to
provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange
Commission, we made a study of the practices and procedures (including tests
of compliance with such practices and procedures) followed by the Company
that we considered relevant to the objectives stated in Rule 17a-5(g) in
making the periodic computations of net capital under Rule 17a-3(a)(11) and
the procedures for determining compliance with the exemptive provisions of
Rule 15c3-3. We did not review the practices and procedures followed by the
Company in making the quarterly securities examinations, counts,
verifications and comparisons, and the recording of differences required by
Rule 17a-13; or in complying with the requirements for prompt payment for
securities under Section 8 of Regulation T of the Board of Governors of the
Federal Reserve System, because the Company does not carry security accounts
for customers or perform custodial functions relating to customer
securities.

The management of the Company is responsible for establishing and
maintaining an internal control structure and the practices and procedures
referred to in the preceding paragraph. In fulfilling this responsibility,
estimates and judgments by management are required to assess the expected
benefits and related costs of internal control structure policies and
procedures and of the practices and procedures referred to in the preceding
paragraph and to assess whether those practices and procedures can be
expected to achieve the Commission's above-mentioned objectives. Two of the
objectives of an internal control structure and the practices and procedures
are to provide management with reasonable, but not absolute, assurance that
assets for which the Company has responsibility are safeguarded against loss
from unauthorized use or disposition and that transactions are executed in
accordance with management's authorization and recorded properly to permit
preparation of financial statements in conformity with generally accepted
accounting principles. Rule 17a-5(g) lists additional objectives of the
practices and procedures listed in the preceding paragraph.

November 8, 2004

THE BUCKINGHAM RESEARCH GROUP, INC.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Yours truly,

Gleasser & Hains, P.C.

GLASSER & HAIMS, P. C.
CERTIFIED PUBLIC ACCOUNTANTS
99 WEST HAWTHORNE AVENUE
VALLEY STREAM, N.Y. 11580

ALVIN M. GLASSER, C.P.A.
IRWIN M. HAIMS, C.P.A.   (516) 568-2700

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
   Stockholders of The Buckingham Research Group, Inc.

We have audited the following financial statements of The Buckingham
Research Group, Inc. (the "Company"), for the year ended September 30,
2004 that you are filing pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Stockholders' Equity	5
Statement of Cash Flows	6

These financial statements and the supplemental schedules discussed
below are the responsibility of the Company's management. Our
responsibility is to express an opinion on these financial statements
based on our audit.

We conducted our audit in accordance with generally accepted auditing
standards. Those standards require that we plan and perform the audit
to obtain reasonable assurance about whether the financial statements are
free of material misstatements. An audit includes examining, on a test
basis, evidence supporting the amounts and disclosures in the financial
statements. An audit also includes assessing the accounting principles
used and significant estimates made by management, as well as evaluating
the overall financial statement presentation. We believe that our audit
provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly,
in all material respects, the financial position of the Company at
September 30, 2004 and the result of its operations and its cash flows for
the year then ended in conformity with generally accepted accounting
principles.

Our audit also included the following supplemental schedules of the Company as of September 30, 2004:

Our audit was conducted for the purpose of forming an opinion upon the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Glasser + Haims, P.C.

GLASSER & HAIMS, P.C.
Certified Public Accountants

November 4, 2004

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2004

ASSETS

CURRENT ASSETS
Cash	$13,876,258	
Securities owned, at market	16,537,591	
Commissions receivable	533,725	
Receivable from clearing corporation	7,442,540	
TOTAL CURRENT ASSETS		$38,390,114

OTHER ASSETS
Petty cash	$ 500	
Prepaid expenses	516,860	
Advances	73,546	
Deposits	678,616	
Restricted stock	373,802	
Investment in subsidiary	9,299,344	
Leasehold improvements (Net of $68,213 amortization)	1,061,587	
Equipment, furniture & fixtures (Net of $1,086,284 depreciation)	1,300,712	
TOTAL OTHER ASSETS		13,304,967
TOTAL ASSETS		$51,695,081

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accrued expenses and taxes payable	$17,170,426	
Due to clearing corporation	77,762	
Securities sold, but not yet purchased, at market	4,475,313	
TOTAL CURRENT LIABILITIES		$21,723,501

STOCKHOLDERS' EQUITY
Common stock	$13,740,478	
Retained earnings	28,116,248	
	41,856,726	
Treasury stock	(11,885,146)	
TOTAL STOCKHOLDERS' EQUITY		29,971,580
TOTAL LIABILITIES & STOCKHOLDERS' EQUITY		$51,695,081

SEE NOTES TO FINANCIAL STATEMENTS

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF INCOME AND EXPENSES AND RETAINED EARNINGS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004

INCOME

Commission		$33,472,506
Trading - OTC	$ 20,405	
- Investment	1,976,519	1,996,924
Syndicate fees and miscellaneous income		1,269,334
Dividends & Interest		185,864
Other income (market to market of subsidiary)		(764,758)
		$36,159,870

EXPENSES

Salaries	$ 19,442,991	
Profit sharing & other benefit programs	898,025	
Payroll taxes	955,470	
Clearance and other charges	1,145,298	
Floor brokerage	2,748,903	
Insurance	874,968	
Rent	1,027,806	
Tickers & quote machines	1,114,100	
Telephone	258,332	
Professional fees	512,006	
Computer consultants	697,536	
Travel & business promotion	1,052,057	
Statistical, subscriptions, dues & regulation fees	183,643	
Postage, printing, office & miscellaneous other	280,746	
Interest expense	66,372	
Depreciation & amortization	296,893	
Reimbursement of expenses from subsidiary	(5,850,000)	25,705,146

NET INCOME FROM OPERATIONS		$10,454,724
Less: NYS & NYC Franchise & Corporate Tax		(428,059)
NET INCOME		$10,882,783
RETAINED EARNINGS, September 30, 2003	$ 23,515,545	
Less: Sub S Dividend Paid	(6,282,080)	17,233,465
RETAINED EARNINGS, September 30, 2004		$28,116,248

SEE NOTES TO FINANCIAL STATEMENTS

- 4 -

Shareholders' equity - September 30, 2003	$ 24,497,808
Add: Net income for the year ended September 30, 2004	10,882,783
Sale of common stock	1,768,549
Purchase of common stock	(895,480)
Sub S dividend paid	(6,282,080)
Shareholders' equity - September 30, 2004	$ 29,971,580

THE BUCKINGHAM RESEARCH GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2004
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:
  Net income $10,882,783
    Adjustments to reconcile net income to net cash
      used by operating activities:
        Depreciation - Amortization $ 296,893
        Increase in securities owned-net   (5,310,713)
        Increase in commissions receivable   (185,852)
        Decrease in receivable-Bear Stearns   1,817,629
        Increase in prepaid expenses   (398,955)
        Decrease in other receivables   339
        Decrease in advances   163,304
        Decrease in deposits   226,212
        Increase in restricted stock   (50,002)
        Increase in accrued expenses and taxes pay.   4,042,928
        Increase in due to Clearing Corp.   58,905

        Total adjustments   660,688

        Net cash provided by operating activities $11,543,471

Cash flows from investing activities:
  Payments for capital expenditures $ (523,735)
  Investment in subsidiary (at market)   764,759

        Net cash used by investing activities   241,024

Cash flows from financing activities:
  Sales of common stock $ 1,768,549
  Purchase of common stock   (895,480)
  Sub S Dividend paid   (6,282,080)

        Net cash used by financing activities   (5,409,011)

Net increase in cash and cash equivalents $ 6,375,484

Cash and cash equivalents at beginning of period   7,500,774

Cash and cash equivalents at end of period $13,876,258

SEE NOTES TO FINANCIAL STATEMENTS

- 6 -

THE BUCKINGHAM RESEARCH GROUP, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2004

1. ORGANIZATION

    The company is a securities broker-dealer. The corporation elected "S
    Corporation" status effective October 1, 1987, and terminated the
    election as of January 1, 1992. The Corporation elected "S Corporation"
    status again for Federal and New York State effective January 1, 1998.
    All customer and firm accounts are cleared through and carried by Bear
    Stearns & Company, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Commission revenue and related expense are recorded on a settlement
    date basis, generally three business days after trade date for
    securities and one business day for options. Securities transaction
    are recorded on a trade date basis.

    Equipment, furniture & fixtures are depreciated by the straight line
    method over 5 or 7 years. Leasehold improvements are being amortized
    over 39 years.

3. SECURITIES OWNED AND SECURITIES SOLD BUT NOT YET PURCHASED

    Securities owned and securities sold, but not yet purchased consist
    of the following:

	Securities Owed At Market	Securities Sold, But Not Yet Purchased
Stocks	$16,537,591	$ 4,475,313
	$16,537,591	$ 4,475,313

    Securities sold, but not yet purchased represent commitments to deliver
    securities, at a contracted price, which the Company does not currently
    own. Therefore, the transactions create off-balance sheet market risk
    to the extent that the cost of acquiring the securities to fulfill the
    Company's commitments may exceed the amount recognized in the
    Statement of Financial Condition.

    Investment in subsidiary is carried at cost, and adjusted for market
    value.

4. INCOME TAXES

    The Corporation files its income and franchise taxes on a calendar
    year. The accrual for income taxes reflects taxes payable on income
    earned subsequent to the calendar year returns for New York State
    and New York City only.

5. RETIREMENT PLANS

The company has a profit sharing plan covering substantially all full time employees. Annual contributions to the plan are at the discretion of the company.

6. COMMITMENTS AND CONTINGENCIES

The Company's operation is conducted in leased premises at 730 3rd Ave., New York, N.Y. under a lease agreement commencing January 15, 2002 for a term of 15 years.

Minimum aggregate rental payments are as follows:

Year ended September 30:

2005	$ 904,848
2006	904,848
2007	958,259
Thereafter	9,485,195

The company has contractual commitments arising in the usual course of business, the consummation of which makes no material change in the foregoing financial position.

THE BUCKINGHAM RESEARCH GROUP, INC.
COMPUTATION OF NET CAPITAL
AS OF SEPTEMBER 30, 2004

Total stockholders' equity	$29,971,580
Less - Other assets	13,304,967
Net capital before haircuts	$16,666,613

Haircuts of securities:
Trading and Investment Securities:

Other securities	$ 2,531,776	2,531,776
NET CAPITAL		$14,134,837

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of $17,170,426 total aggregate indebtedness)	$ 1,145,267
Minimum dollar net capital requirement	$ 100,000
Net capital requirement (greater of above)	$ 1,145,267
Excess net capital	$12,989,570
Excess net capital at 1000%	$12,417,794

NOTE:

The difference between the computation of Net Capital
as filed by the company on their unaudited FOCUS report
for the period September 30, 2004 and the computation
of Net Capital as shown above is as follows:

Net Capital, as above	$14,134,837
Net Capital as reported in Company's unaudited FOCUS report.	14,094,212
Difference	$ 40,625

Represented by Differences in the following:

Haircut computation	$	51,137
Accrued expenses increased		(10,513)
Rounding		1
Difference, as above	$	40,625

- 9 -

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of that rule.